September 12, 2025

Xia Ma
Chief Executive Officer
United Hydrogen Global Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People   s Republic of China, 201799

Xia Ma
Director
United Hydrogen Group Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People   s Republic of China, 201799

       Re: United Hydrogen Global Inc.
           United Hydrogen Group Inc.
           Amended Registration Statement on Form F-4
           Filed September 12, 2025
           File No. 333-284430
Dear Xia Ma and Xia Ma:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.
 September 12, 2025
Page 2

Amendment No. 4 to Form F-4
Dilution to the Shareholders of Aimei Health, page 183

1. Please update your dilution table, here and on page 34, to reflect Aimei Health's updated financial information as of June 30, 2025. Refer to Item 1604(c) of
       Regulation S-K.
Exhibits

2. We note the assumption number 5 that "the sole director and shareholders of the
       Company have not taken any steps to have the Company struck off or placed in liquidation..." It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Please revise this assumption or explain. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
3. Please reconcile the tax opinion filed as Exhibit 8.1, which states that "the exchange of Purchaser Ordinary Shares for Pubco Class A Ordinary Shares, pursuant to the
       Transactions, should qualify as part of an exchange governed by Sections 351(a) and
       368(a) of the Code" with the disclosure on page 172 that the transactions "will"
       qualify as an exchange. Please also revise the disclosure beginning on page 174 to clearly reflect the opinion of Hunter Taubman Fischer & Li as it relates to Section
       368(a) of the Code.
       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Meng (Mandy) Lai, Esq.